SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

Family Dollar Stores, Inc.

(Name of Subject Company)

Family Dollar Stores, Inc.

(Name of Person Filing Statement)

Common Stock, $0.10 par value

(Title of Class of Securities)

307000109

(CUSIP Number of Class of Securities)

James C. Snyder, Jr., Esq.

Senior Vice President,

General Counsel and Secretary

P.O. Box 1017, 10401 Monroe Road

Charlotte, North Carolina 28201-1017

(704) 847-6961

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Ethan A. Klingsberg, Esq.

Paul M. Tiger, Esq.

Cleary Gottlieb Steen & Hamilton, LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Family Dollar Stores, Inc. (“Family Dollar”), with the Securities and Exchange Commission on September 17, 2014, relating to the unsolicited conditional tender offer by Dollar General Corporation, a Tennessee corporation, through its wholly owned subsidiary, D3 Merger Sub, Inc., a Delaware corporation, to purchase all of the issued and outstanding shares of Family Dollar’s common stock, par value $0.10 per share (including the associated preferred stock purchase rights), at a purchase price of $80.00 in cash, upon the terms and subject to the conditions set forth in its Offer to Purchase, dated September 10, 2014 (as amended or supplemented from time to time), and the related letter of transmittal. This Amendment is being filed to reflect certain updates as reflected below:

Item 9.	Exhibits.

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Exhibit

(a)(4)	Letter to Employees, distributed by Family Dollar Stores, Inc. on September 17, 2014

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

FAMILY DOLLAR STORES, INC.

By:	/s/ James C. Snyder, Jr.
Name:	James C. Snyder, Jr.
Title:	Senior Vice President, General Counsel and Secretary

Dated: September 17, 2014